Subject:  Rise Gold Corp.

 Form 10-K for the Fiscal Year ended July 31, 2024

 Filed October 29, 2024
 File No. 000-53848

March 3, 2025

To: Division of Corporation Finance, U.S. Securities & Exchange Commission

Dear Mr. Robert Babula,

Please see below and enclosed our responses to your inquiries raised in your letter dated February 4, 2025.

1) Recoverability of the $4.1M capitalized costs of the Idaho-Maryland Gold Mine Property (the "I-M Mine Property")

On July 31, 2024, the I-M Mine Property comprised approximately 175 acres (71 hectares) surface land and 2,560 acres (1,036 hectares) of mineral rights located near Grass Valley in Nevada County in northern California.

For accounting purposes, Rise Gold Corp ("Rise" or the "Company") considers both the mineral rights and surface rights as one unit of account long lived asset because the surface rights are an integral part of the project design of the mining operation should a mine be built. Six parcels of land ("the Centennial Industrial Site") will be used mainly for restoration activities such as treatment of engineered fill, while the other parcels of land ("the Brunswick Industrial Site") will host the mine structures (e.g., shaft, water plants, process plant), as well as other buildings needed in the mine operation, such as warehouse and offices.

ASC 360-10 does not require annual impairment testing for long-lived assets (i.e., the I-M Mineral Property) that are held and used. Instead, a long-lived asset that is held and used should be tested for recoverability whenever events or changes (or indicators) in circumstances indicate that the carrying amount of the asset group may not be recoverable. It is the Company's opinion that, although in February 2024 the Board of Supervisors of Nevada County (the "County") adopted a resolution that denied Rise's application for a Use Permit, this fact alone does not indicate that the carrying amount of $4.1M of the I-M Mineral Property cannot be recovered. The Company is of the opinion that it has vested rights to operate the mine, and it has submitted a Writ of Mandamus (the "Writ") to the Superior Court of California for the County of Nevada (the "Court") asking the Court to compel the County to follow applicable law and grant Rise recognition of its vested right to operate the mine. The Court has not ruled yet on our vested rights to operate the mine.

With respect to the Company having a history of losses and negative cash flows, this fact pattern is common for junior mining exploration companies that are evaluating mining projects. As the Company is still pursuing the I-M Mineral Property, the Company is of the opinion that, as of July 31, 2024, these individual circumstances considered alone and together do not give rise to an indicator of impairment that would require the Company to estimate the recoverable amount, given the large return on investment that is generally achieved on successful mining projects, well beyond $4.1M. Furthermore, at fiscal year end 2024, the County's property assessment of the value of the Company's surface rights was $4.2M, this fact alone being an indication that $4.1M carrying cost cannot be impaired, as it can be simply recovered by a sale of surface rights.

We could understand how the wording ("review of the carrying amount") on the financial statements may have been perceived as though we had conducted an estimate of the recoverable amount; however, that was not the case, as we did not have indicators that the carrying amount would not be recoverable. We propose that, in future filings, we amend our disclosure to specifically address that the Company has, at each reporting period, assessed if there are any indicators of impairment, the outcome of that assessment, and, if required, an estimate of the recoverable amount.

As you are aware, after the fiscal year end, the Company entered into contracts for the sale of three parcels of industrial land for a total of $4.3M, with the first sale for $1.8M closed on November 27, 2024, and the second sale for $2.5M to close on or before 180 days from the date the first sale closed.

For accounting purposes, the Company will recognize these sales as a deduction from the $4.1M carrying amount of the I-M Mineral Property.  Should the second sale close for the expected $2.5M, the carrying amount of the I-M Mineral Property, assuming there are no other additions to the carrying amount before the closing of the second sale, will be ground down to a nominal value.

2) Inclusion of sale agreements as exhibits to the 10-Q to comply with Item 601(b)(10) of Regulation S-K.

To comply with your request, we plan to file an amended 10-Q report for the quarter ended October 31, 2024 to include the two sale agreements and relevant appendices as exhibits. Please see attached the proposed amended 10-Q for the quarter ended October 31, 2024.

3) Additions to Form 8-K reports filed on November 29, 2024 and January 17, 2025

To comply with your request, we plan to file amended 8-K reports to include the additional information requested regarding the dates of the agreements and the buyer of the land. There is no relationship between Rise and the buyer to be disclosed. Please see attached the proposed revised 8-K reports.

4) Impact of sale of land to future plans

The three parcels of land sold are part of the current mine design plan with several structures in the mining operations envisioned to be built on these three parcels of land. As part of the real estate sale, Rise negotiated a call option whereby the Company can reacquire the real estate should it obtain judicial confirmation of its legal right to reopen the mine. The mine development will require significant capital investment, well beyond the funds needed to reacquire the three parcels of land sold, and the Company considers that, if it is able to raise capital to support the mine development, the funds needed to repurchase the three parcels of land will also be available as part of the capital investment in the mine. Regarding future exploration plans, exploration activities can continue without the three parcels of land.

Moreover, the Company may revise its mine plan to relocate the structures currently planned on the three parcels of land and, therefore, any inability to repurchase the three parcels of land will not stop the development of the mine.

5) Company's estimation of the fair value of the I-M Mine Property

On December 14, 2023, the Nevada County Board of Supervisors (the "Supervisors") voted to deny the recognition of the Company's constitutionally-protected vested right to reopen the I-M Mine. On February 16, 2024, the Supervisors adopted a resolution denying the Company's application to obtain a use permit to reopen the I-M Mine.

Rise's litigation counsel, Cooper & Kirk, LLC, has advised the Company that by denying Rise its vested right, a use permit, and a variance, the County has effected a total taking of Rise's mineral estate, entitling Rise to compensation under the Fifth Amendment of the United States Constitution. Courts have assessed damages in such cases by various means, including comparing the market value of similar assets, engaging in discounted-cash-flow analysis, and examining previous productions. The Company has produced an analysis using several different methodologies and arrived at a damage claim of at least $400 million.

Note that the Company has not claimed and does not claim that the mine is currently worth $400 million: arguably, without the legal right to recommence operations, the underground portion of the mine is worth $0. In fact, a threshold criterion to bring a regulatory takings claim in federal court is that the offending regulation must have obliterated the market value of the asset, as is the case here (assuming the Writ is unsuccessful).

Instead, the Company disclosed to the market that in the case that the Writ is unsuccessful, the Company plans to commence litigation against the County for the regulatory taking of the I-M Mine and will assert damages of at least $400 million. In future filings, the Company will ensure that this is properly disclosed.

Should you require any further information, please do not hesitate to contact us.

Sincerely,

/s/ Joseph Mullin

Joseph Mullin

President and Chief Executive Officer